Exhibit 99.2

June 29, 2021

In the Matter of

the Securities Legislation of

Ontario (the “Jurisdiction”)

and

In the Matter of

the Process for Exemptive Relief Applications in Multiple Jurisdictions

and

In the Matter of

Glass House Brands Inc. (the “Filer”)

Decision

Background

The principal regulator in the Jurisdiction has received an application (the “Application”) from the Filer for a decision under the securities legislation of the Jurisdiction of the principal regulator (the “Legislation”) that:

1.	in connection with National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”) and National Instrument 62-103 The Early Warning System and Related Take-over Bid and Insider Reporting Issues (“NI 62-103”):

(a)	an offer to acquire outstanding subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) or limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”) of the Filer, as the case may be, which would constitute a take-over bid under the Legislation as a result of the securities subject to the offer to acquire, together with the offeror’s securities, representing in the aggregate 20% or more of the outstanding Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, at the date of the offer to acquire, be exempt from the requirements set out in Part 2 of NI 62-104 applicable to take-over bids (the “TOB Relief”),

(b)	an acquiror who triggers the disclosure and filing obligations pursuant to the early warning requirements contained in the Legislation with respect to the Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, be exempt from such requirements (the “Early Warning Relief”),

(c)	an acquiror who acquires, during a take-over bid or an issuer bid, beneficial ownership of, or control or direction over, Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, that, together with the acquiror’s securities of that class, would constitute 5% or more of the outstanding Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, be exempt from the requirement to issue and file a news release set out in section 5.4 of NI 62-104 (the “News Release Relief”),

(d)	an issuer bid made by the Filer in the normal course on a published market, other than a designated exchange, with respect to Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, be exempt from the requirements set out in Part 2 of NI 62-104 applicable to issuer bids (the “NCIB Relief” and together with the TOB Relief, the News Release Relief and the Early Warning Relief, the “Bid Relief”);

2.	the Filer be exempt from the disclosure requirements in Item 6.5 of Form 51-102F5 Information Circular (“Form 51-102F5”) (the “Alternative Disclosure Relief”, and together with the Bid Relief, the “Aggregation Relief”); and

3.	the requirements under:

(a)	(i) subsections 12.2(3) and 12.2(4) of National Instrument 41-101 General Prospectus Exemptions (“NI 41-101”), (ii) Item 1.13(1) of Form 41-101F1 Information Required in a Prospectus (“Form 41- 101F1”); and (iii) item 1.12(1) of Form 44-101F1 Short Form Prospectus (including in respect of any equivalent disclosure in a prospectus or supplement filed pursuant to National Instrument 44-102 Shelf Distributions (“NI 44-102”)) relating to the use of restricted security terms;

(b)	subsections 10.1(1)(a), 10.1(4) and 10.1(6) of NI 51-102 Continuous Disclosure Obligations (“NI 51-102”) relating to the use of restricted security terms; and

(c)	subsections 2.3(1)(1.), 2.3(1)(3.) and 2.3(2) of Ontario Securities Commission Rule 56-501 Restricted Shares (“OSC Rule 56-501”) relating to the use of restricted share terms,

shall not apply to the Limited Voting Shares (the “Nomenclature Relief”, and together with the Aggregation Relief, the “Exemption Sought”).

Under the Process for Exemptive Relief Applications in Multiple Jurisdictions (for a passport application):

(a)	the Ontario Securities Commission is the principal regulator for this Application, and

(b)	the Filer has provided notice that section 4.7(1) of Multilateral Instrument 11-102 – Passport System (“MI 11-102”) is intended to be relied upon in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, the Northwest Territories, Nova Scotia, Nunavut, Prince Edward Island, Saskatchewan and the Yukon Territory.

Interpretation

Terms defined in National Instrument 14-101 Definitions, MI 11-102, NI 62-103 and NI 62-104, including without limitation, “offeror”, “offeror’s securities”, “offer to acquire”, “acquiror”, “acquiror’s securities”, “eligible institutional investor”, “designated exchange” and “security-holding percentage”, have the same meaning if used in this decision, unless otherwise defined herein.

Representations

This decision is based on the following facts represented by the Filer:

1.	The Filer is a corporation incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”).

2.	On June 29, 2021, the Filer, previously a special purpose acquisition corporation, completed its qualifying transaction (the “Transaction”), pursuant to which it merged with GH Group, Inc., a vertically-integrated cultivator, manufacturer and retailer of cannabis products and branded cannabis packaged goods in the State of California.

3.	The Filer is a vertically-integrated cultivator, manufacturer and retailer of cannabis products and branded cannabis packaged goods in the State of California.

4.	The Filer is a reporting issuer in each of the provinces and territories of Canada, except Quebec and is not in default of the securities legislation in any such jurisdiction.

5.	The Filer’s head office is located at 3645 Long Beach Blvd., Long Beach, CA.

6.	The Filer’s authorized share capital consists of an unlimited number of (a) Subordinate Voting Shares, (b) Restricted Voting Shares, (c) Limited Voting Shares, (d) multiple voting shares (“Multiple Voting Shares”), and (e) preferred shares (“Preferred Shares”) issuable in series with such terms as are determined by the board of directors of the Filer from time to time. The Filer does not intend that such Preferred Shares will be used for anti-takeover purposes.

7.	As of the date hereof, (a) 22,335,908 Equity Shares, (b) 4,754,979 Multiple Voting Shares, and (c) zero (0) Preferred Shares are issued and outstanding.

8.	For reasons of tax efficiency, any holder of Multiple Voting Shares that holds at least two (2) Restricted Voting Shares and/or Limited Voting Shares shall be deemed to hold (a) at least one (1) Restricted Voting Share, and (b) at least one (1) Limited Voting Share.

9.	The Equity Shares will be listed on the NEO Exchange Inc. (the “Exchange”) under the symbol “GLAS.A.U” on or about July 5, 2021.

Aggregation Relief

10.	The Filer qualifies as a foreign private issuer (“FPI”) under Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), as:

(a)	the Filer is incorporated under the laws of British Columbia; and

(b)	based on reasonable inquiry, less than 50% of the Filer’s outstanding voting securities are held directly or indirectly of record by United States residents (“U.S. Persons”).

11.	For these purposes, “voting securities” are defined as those securities that entitle the holders to vote for the election of directors at the time of such determination.

12.	As (a) the majority of the Filer’s executive officers and directors are U.S. citizens or residents, (b) more than 50% of the Filer’s assets are located in the United States, and (c) the Filer’s business is administered primarily in the United States, the Filer will not qualify as an FPI should it exceed the FPI Threshold (as defined below) at the applicable time.

13.	The Filer derives material benefits from its status as an FPI.

14.	On June 29, 2021, in connection with the closing of the Transaction, the Filer amended its articles (the “Amendments”) to (a) create and set the terms of two new share classes of the Filer, being the Restricted Voting Shares and the Limited Voting Shares, including applying coattail terms to such shares similar to those applicable to the Filer’s previously-existing Subordinate Voting Shares, and (b) amend the terms of its previously-existing Subordinate Voting Shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares.

15.	The Filer received the shareholder approvals required under applicable corporate and securities laws to implement the Amendments at the special meeting of the Filer held on June 2, 2021.

16.	The Amendments are intended to ensure that the Filer maintains its FPI status under applicable U.S. securities laws and thereby avoids a commensurate material increase in its ongoing costs. This is accomplished pursuant to a mandatory conversion mechanism in the Filer’s share capital to decrease the number of shares eligible to be voted for directors of the Filer if the Filer’s FPI Threshold is exceeded.

17.	Under the Amendments, where Subordinate Voting Shares are “held of record” (as such term is defined Rule 12g5-1 of the Securities Exchange Act) by (a) one or more U.S. Persons, and (b) one or more non-United States residents (“Non-U.S. Persons”), such Subordinate Voting Shares shall be deemed to be held of record by a U.S. Person.

18.	Subject to the Specified Exceptions (as defined below), the Subordinate Voting Shares may only be held of record by Non-U.S. Persons, and will carry one vote per share for the election of directors (and for all other purposes). The Subordinate Voting Shares will be automatically converted, without further act or formality, on a one-for one basis into Restricted Voting Shares if they become held of record by a U.S. Person.

19.	Subject to the Specified Exceptions, (a) the Restricted Voting Shares may be held of record only by U.S. Persons and will carry one (1) vote per share for the election of directors (and for all other purposes), and (b) the Limited Voting Shares may be held of record only by U.S. Persons and will carry one (1) vote per share on all matters except the election of directors, as the holders of Limited Voting Shares shall not have any entitlement to vote in respect of the election for directors of the Filer.

20.	If, at any given time, the Restricted Voting Shares or the Limited Voting Shares are held of record by Non-U.S. Persons, they will be automatically converted, without further act or formality, on a one-for-one basis into Subordinate Voting Shares.

21.	Notwithstanding the foregoing, if, at any given time, the total number of Restricted Voting Shares represents a number equal to or in excess of the formulaic threshold set forth below (the “FPI Threshold”), then the minimum number of Restricted Voting Shares required to stay within the FPI Threshold will be automatically converted, without further act or formality, on a pro-rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares:

(0.50 x Aggregate Number of Multiple Voting Shares, Subordinate Voting Shares and Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held of record by U.S. Persons)

22.	Notwithstanding the foregoing, in connection with a formal bid for all equity shares on identical terms made in compliance with Canadian securities laws that results in the bidder owning or controlling more than 50% of the total voting power of the voting securities of the Filer for the election of directors (assuming the Limited Voting Shares each have one (1) vote per share for the election of directors), the bidder may elect, by way of written notice to the Filer, that the Restricted Voting Shares it so acquires not be automatically converted into Limited Voting Shares.

23.	If, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, then a number of Limited Voting Shares will be automatically converted, without further act or formality, on a pro-rata basis across all registered holders of Limited Voting Shares (rounded down to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting Shares, to the maximum extent possible such that the Restricted Voting Shares then represent a number of Shares that is one share less than the FPI Threshold.

24.	The following circumstances will be disregarded in determining whether Equity Shares are held of record by a U.S. Person or by a Non-U.S. Person (collectively, the “Specified Exceptions”): (a) where Equity Shares are held of record by one or more underwriters solely for the purposes of a distribution to the public, that fact will be disregarded; and (b) where Equity Shares are held of record by a person acting solely in the capacity of an intermediary in connection with either the payment of funds and/or the delivery of securities and that provides centralized facilities for the deposit, clearing or settlement of trades in securities (including CDS Clearing and Depositary Services Inc., or any successor or assign) without general discretionary authority over the voting or disposition of such Equity Shares, that fact will be disregarded.

25.	The Multiple Voting Shares, which are nominal valued preferred shares with a US$0.001 per share redemption and liquidation value, may be held of record by U.S. Persons or Non-U.S. Persons, carry 50 votes per share (voting together with the other classes of Equity Shares as if they were a single class except where otherwise required by law or stock exchange requirements), have no entitlement to dividends and have no conversion rights. In addition, unless redeemed earlier by the holder, the Multiple Voting Shares are subject to a three (3)-year sunset provision, at which time they would be redeemed.

26.	Each class of Equity Shares ranks equally with the other classes of Equity Shares as to dividends on a share-for-share basis, without preference or distinction, except that, subject to applicable regulatory and stock exchange approvals, stock dividends or distributions may be declared by the Filer’s board of directors that are payable in Subordinate Voting Shares on the Subordinate Voting Shares, in Restricted Voting Shares on the Restricted Voting Shares and in Limited Voting Shares on the Limited Voting Shares, provided an equal number of shares is declared as a dividend or distribution on a per-share basis in each case. All Equity Shares rank pari passu on a per-share basis in the event of the Filer’s liquidation, dissolution or winding-up, or a distribution of assets of the Filer for the purposes of a dissolution or winding-up of the Filer. All holders of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and vote at all meetings of the Filer’s shareholders, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA.

27.	Each class of Equity Shares is subject to coattail provisions contained in the terms of such class of Equity Shares, pursuant to which each class of Equity Shares may be converted into another class of Equity Shares in the event an offer is made to purchase such other class of Equity Shares and the offer is one which is required to be made to all or substantially all the holders in Canada of such other class of Equity Shares (assuming that the offeree was resident in Ontario).

28.	Aside from the differences in (a) who may hold Subordinate Voting Shares and Restricted Voting Shares and Limited Voting Shares as between U.S. Persons and Non-U.S. Persons, and (b) the voting rights attributable to each class of Equity Shares set out above, the Equity Shares are the same in all respects and are mandatorily inter-convertible (continuously and without formality) based on (x) the holder’s status as a U.S. Person or Non-U.S. Person, and (y) the Filer’s FPI status.

29.	The Equity Share structure has been implemented solely to ensure the Filer’s status as an FPI and thereby reduce compliance costs; it has no other purpose.

30.	The Equity Shares are automatically and mandatorily inter-convertible based on (a) the holder’s status as a U.S. Person or Non-U.S. Person (as between Subordinate Voting Shares and Restricted Voting Shares/Limited Voting Shares), and (b) the status of the Filer’s FPI Threshold (as between Restricted Voting Shares and Limited Voting Shares), in each case without any further act of the Filer or the holder or further formality.

31.	An investor does not control or choose which class of Equity Shares it acquires and holds. There are no unique features of any class of Equity Shares which an existing or potential investor will be able to choose to acquire, exercise or dispose of; the class ultimately available to an investor is a function of such investor’s status as a U.S. Person or Non-U.S. Person and the Filer’s FPI status only. Moreover, if after having acquired Equity Shares (a) a holder’s status as a U.S. Person or Non-U.S. Person changes, or (b) the Filer’s FPI status changes in a material manner, such Equity Shares will convert accordingly and automatically, without formality or regard to any other consideration.

Nomenclature Relief

32.	Section 1.1 of NI 41-101 and Section 1.1 of NI 51-102 defines “restricted security terms” to mean each of the terms “non-voting security”, “subordinate voting security” and “restricted voting security”.

33.	Section 1.1 of OSC Rule 56-501 defines “restricted share terms” to mean “non-voting shares”, “subordinate voting shares”, “restricted voting shares” or any other term deemed appropriate by the Director.

34.	The Limited Voting Shares may be considered restricted securities and restricted shares, as applicable, under NI 41-101, NI 51-102 and OSC Rule 56-501 as there is (a) another class of shares that carries a disproportionate vote per share relative to the Limited Voting Shares, and (b) the share terms of the Limited Voting Shares contain provisions that nullify certain of the voting rights attributable to the Limited Voting Shares.

35.	The Filer is limited to the restricted security term “non-voting” in respect of the nomenclature for the Limited Voting Shares insofar as (a) the restricted security terms “subordinate voting” and “restricted voting” are already taken by the Subordinate Voting Shares and Restricted Voting Shares, respectively, and (b) also naming the Limited Voting Shares as “restricted voting shares” would cause market confusion and be impracticable from a logistical standpoint given the need to distinguish the Limited Voting Shares from the Restricted Voting Shares.

36.	It would be inappropriate to use the restricted security term “non-voting” in respect of the Limited Voting Shares because they will carry the right to vote generally other than in respect of the election of the Filer’s directors.

37.	The Filer desires to refer to such shares as Limited Voting Shares in any offering documents, in any future prospectuses and in all future continuous disclosure documents of the Filer to avoid confusing the Limited Voting Shares with Subordinate Voting Shares and/or Restricted Voting Shares.

38.	The features of the Limited Voting Shares will be set out in disclosure documents pursuant to NI 41-101, National Instrument 44-101 – Short Form Prospectus Distributions, NI 44-102 and NI 51-102, as applicable, in compliance with the form requirements of such instruments.

Decision

The principal regulator is satisfied that the decision meets the test set out in the Legislation for the principal regulator to make the decision.

The decision of the principal regulator under the Legislation is that the Exemption Sought is granted provided that:

1.	the Filer publicly discloses the Exemption Sought and the terms and conditions of this decision in a news release filed on SEDAR promptly following the issuance of this decision;

2.	the Filer discloses the Exemption Sought and the terms and conditions of this decision in each of its annual information forms and management information circulars filed on SEDAR following the issuance of this decision and in any other filing where the characteristics of the Equity Shares are described;

3.	with respect only to the TOB Relief, the securities subject to the offer to acquire, together with the offeror’s securities, would not represent in the aggregate 20% or more of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, as the case may be, calculated using (a) a denominator comprised of all of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (b) a numerator including as offeror’s securities all of the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, as applicable, that constitute offeror’s securities;

4.	with respect only to the News Release Relief, the Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, that the acquiror acquires beneficial ownership of, or control or direction over, when added to the acquiror’s securities of that class, would not constitute 5% or more of the outstanding Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, calculated using (a) a denominator comprised of all of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (b) a numerator including as acquiror’s securities, all of the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares that constitute acquiror’s securities;

5.	with respect only to the NCIB Relief, (i) the Equity Shares are not listed on a designated exchange; and (ii) the Filer complies with the conditions in subsection 4.8(3) of NI 62-104, except that: (a) the bid is for not more than 5% of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares on a combined basis, as opposed to a per-class basis, and (b) the aggregate number of Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares acquired in reliance on the NCIB Relief by the Filer and any person acting jointly or in concert with the Filer within any 12-month period does not exceed 5% of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares on a combined basis, as opposed to a per-class basis, at the beginning of such 12-month period;

6.	with respect only to the Early Warning Relief:

(a)	the acquiror complies with the early warning requirements, except that, for the purpose of determining the percentage of outstanding Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as the case may be, that the acquiror has acquired or disposed of beneficial ownership, or acquired or ceased to have control or direction over, the acquiror calculates the percentage using (i) a denominator comprised of all of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104, on a combined basis, as opposed to a per- class basis, and (ii) a numerator including, as acquiror’s securities, all of the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, as applicable, that constitute acquiror’s securities; or

(b)	in the case of an acquiror that is an eligible institutional investor, the acquiror complies with the requirements of the alternative monthly reporting system set out in Part 4 of NI 62-103 to the extent it is not disqualified from filing reports thereunder pursuant to section 4.2 of NI 62-103, except that, for purposes of determining the acquiror’s securityholding percentage, the acquiror calculates its securityholding percentage using (i) a denominator comprised of all of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (ii) a numerator including all of the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, as applicable, beneficially owned or controlled by the eligible institutional investor;

7.	with respect only to the Alternative Disclosure Relief, the Filer provides the disclosure required by Item 6.5 of Form 51-102F5 except that for purposes of determining the percentage of voting rights attached to the Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, the Filer calculates the voting percentage using (a) a denominator comprised of all of the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares on a combined basis, as opposed to a per-class basis, and (b) a numerator including all of the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by any person who, to the knowledge of the Filer’s directors or executive officers, beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the outstanding Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares on a combined basis, as opposed to a per-class basis; and

8.	with respect only to the Nomenclature Relief, the Limited Voting Shares are referred to as “Limited Voting Shares”.

“Jason Koskela”
Jason Koskela
Director, Office of Mergers & Acquisitions
Ontario Securities Commission